Exhibit (a)(1)(xvi)

[Form of E-Mail Circulating Frequently Asked Questions #2]

[Date: July 14, 2005]

E-mail address: [all PTC eligible employees]

From: stockoptions@ptc.com

Subject: Stock Option Exchange – Additional Frequently Asked Questions (FAQs)

Since the opening of the stock option exchange offer on July 6, 2005, employees have been submitting questions to stockoptions@ptc.com. Those questions and our responses can be viewed by going to the 2005 Stock Option Exchange Offer section of the Stock Information Center page on the PTConnector and clicking on the link to Frequently Asked Questions #2 [link].

If you emailed a question to stockoptions@ptc.com and it is not answered in this set of FAQs, it may be because we are completing our response and will include it in a future set of FAQs. We will provide additional FAQs as necessary. As a reminder, due to U.S. Securities and Exchange Commission regulations, we will not provide individual answers to questions.